UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13A-16 or 15D-16
of the Securities Exchange Act of 1934
For the month of May 2026
Commission File Number: 001-43205
Xanadu Quantum Technologies Limited
(Translation of registrant’s name into English)
777 Bay Street, Toronto, Ontario M5G 2C8
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 14, 2026	Xanadu Quantum Technologies Limited

	By:	/s/ Michael Trzupek
Michael Trzupek
Chief Financial Officer

Exhibit Index

Exhibit	Description of Exhibit

99.1	Q1'26 Press Release